GROEN BROTHERS AVIATION

Stock Symbol: GNBA                           www.groenbros.com






February 22, 2007

Mr. Joe Foti
Senior Assistant Chief Accountant
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549-0305

Re:      Groen Brothers Aviation, Inc.
         Form 10-KSB for the fiscal year ended June 30, 2006
         Form 10-QSB for the quarterly period ended September 30, 2006 File No. 000-18958

Dear Mr. Foti:

         Groen Brothers Aviation, Inc. (the "Company") has received your comment letter dated February 16, 2007, and we respectfully submit our responses to the comments.

Quarterly Report on Form 10-QSB
-------------------------------
Liquidity and Capital Resources, page 26
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1.       We note from the disclosure in the notes to the Company's financial statements and the liquidity and capital resources section of MD&A that the Company's Series B Preferred Stock Obligations are payable on January 1, 2007. Please tell us and revise future filings to discuss the status of your efforts to refinance or extend this obligation. In addition, please revise future filings to discuss the potential adverse consequences to the Company in the event that it is unable to refinance or extend the due date of this obligation.

         Company Response: On February 13, 2007, the Company received the approval of the holders of the Series B Preferred Stock to extend the redemption date of the Series B Preferred Stock from January 1, 2007 to May 1, 2007. The Company amended its Articles of Incorporation on February 13, 2007 to reflect the extension of the redemption date.

         The Company included a Note 14, "Subsequent Events", to its condensed consolidated financial statements included in its Quarterly Report on Form 10-QSB for the quarter ended December 31, 2006 to disclose this significant event. The extension of the redemption date of the Series B Preferred Stock to May 1, 2007 and the amendment to the Company's Articles of Incorporation were prominently disclosed in other notes to the condensed consolidated financial statements, including Notes 1 and 11, and in the capital and liquidity sections of MD&A of the December 31, 2006 Form 10-QSB.


         GROEN BROTHERS AVIATION, INC. 2640 W. California Ave., Suite A, Salt Lake City, Utah 84101, (801) 973-0177, Fax (801) 973-4027

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         Because of the significance of the extension of the due date, the
Company also filed a Form 8-K on February 16, 2007 to report the event.

Other
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         We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

         o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

         Company Response: In connection with responding to your comment above, we provide the following statement from the Company acknowledging that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me directly at (801) 973-0177 should you have questions or need additional information.


Yours truly,

/s/ Dennis P. Gauger

Dennis P. Gauger
Chief Financial Officer




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